Structured Products

FWP

To the pricing supplement subject to completion dated September 20, 2006	Filed Pursuant to Rule 433 Registration No. 333-131970 September 20, 2006

ProNotes due April 30, 2010 Linked to a Hybrid Basket of Equity Indices and Exchange Rates

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities.  Credit Suisse (USA), Inc. has filed a registration statement (including preliminary prospectus, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the pricing supplement subject to completion dated September 20, 2006, product supplement dated September 20, 2006, prospectus supplement dated September 6, 2006 and prospectus dated February 21, 2006 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.  You should, in particular, review the “Risk Considerations” section herein and the “Risk Factors” section of the pricing supplement, which sets forth a number of risks related to the securities.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse (USA), Inc., any agent or any dealer participating in this offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the preliminary pricing supplement at:

http://www.sec.gov/Archives/edgar/data/29646/000104746906011916/a2173271z424b2.htm

Overview

➢  The securities are fully principal protected at maturity and offer uncapped upside exposure to a basket of Emerging Market equity indices and exchange rates.

➢  The underlying indices and exchange rates included in the basket are weighted as follows:  15% in FTSE/Xinhua China 25 Index, 15% in Bovespa Brazil Ibovespa, 15% in S&P CNX Nifty Index, 27.5% in Brazilian real/U.S. dollar spot rate and 27.5% in Russian ruble/U.S. dollar spot rate.

➢  The upside participation in the underlying basket is expected to be within the range of 100% to 118%, and will be determined on the trade date.

➢  The securities are issued by Credit Suisse (USA), Inc (AA-/Aa3). The Securities will be registered with the Securities and Exchange Commission and sold with minimum investment denominations of USD 20,000.

Who Should Consider an Investment in the Securities?

➢  Investors who are bullish on the underlying basket and looking to add exposure to the underlying markets to their portfolios and who are interested in incorporating potential uncapped upside participation.

➢  Investors interested in a 100% principal-protected investment.

Risk Considerations

A purchase of the securities involves risks.  This section summarizes certain additional risks relating to the securities.  We urge you to read the following information about these risks, together with the information in the pricing supplement subject to completion dated September 20, 2006, product supplement dated September 20, 2006, prospectus supplement dated September 6, 2006 and prospectus dated February 21, 2006 before investing in the securities.

➢  The securities do not pay interest.  We, the issuer, will not pay interest on the securities. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the redemption amount at maturity is based on the appreciation or depreciation of the basket. Even if the redemption amount at maturity is greater than the principal amount, the return payable on each security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

➢  The securities may not pay more than the principal amount at maturity.  If the final basket level is equal to the initial basket level, you will receive only the principal amount of your securities at maturity.

➢  An investment in the securities is not the same as an investment in the stocks underlying the equity indices or the currencies underlying the basket or a security directly linked to the equity indices or the currencies.  An investment in the securities does not entitle you to any ownership interest or rights in the stocks underlying the equity indices. In addition, even if one or more of the underlying equity indices or exchange rates changes in value, you may not receive a corresponding appreciation in your investment if the final basket level is equal to the initial basket level.

➢  There may be little or no secondary market for the securities.  The securities will not be listed on any securities exchange. We cannot assure you that a secondary market for the securities will develop. Credit Suisse Securities (USA) LLC currently intends to make a market in the securities, although it is not required to do so and may stop making a market at any time. If you have to sell your securities prior to maturity, you may have to sell them at a substantial loss.

➢  The market value of the securities may be influenced by many factors that are unpredictable.  Many factors, most of which are beyond our control, will influence the value of the securities and the price at which Credit Suisse Securities (USA) LLC may be willing to purchase or sell the securities in the secondary market, including:

•   The current level of the reference indices.

•   The prices of stocks comprising the reference indices.

•   Interest and yield rates in the market.

•   Economic, financial, political and regulatory or judicial events that affect the reference indices and exchange rates.

•   Changes in the volatility of the reference indices and exchange rates.

•   The time remaining to maturity of the securities.

•   Credit Suisse’s creditworthiness.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of the any change resulting from another factor or factors.

➢  There may be potential conflicts of interest. We and our affiliates play a variety of roles in connection with the securities, including acting as underwriter, calculation agent and hedging our obligations under the securities.  In performing these duties, the economic interests of the calculation agent and other affiliates are potentially adverse to your interests as a security holder.

Key Terms

Underlying:	Hybrid Basket of Equity Indices and Exchange Rates
Issuer:	Credit Suisse (USA), Inc.
Trade Date:	October 20, 2006
Initial Basket Level:	1.0
Final Basket Level:	The Basket Level on the Valuation Date
Valuation Date:	April 23, 2010
Maturity Date:	April 30, 2010
Cap:	Uncapped
Downside Protection:	100% principal protection, on the Maturity Date
Upside Participation:	Expected to be 100% to 118%, will be determined on the Trade Date
Redemption Amount at Maturity:	Principal Amount * (1 + Basket Return)

Basket Return:

The basket return will be based on the difference between the Final Basket Level and the Initial Basket Level. How the basket return will be calculated depends on whether the final basket level is greater than or less than or equal to the initial basket level:

Basket Level Appreciates:

If the Final Basket Level is greater than the Initial Basket Level, then the basket return will equal:

Upside Participation * [(Final Basket Level – Initial Basket Level) / Initial Basket Level]

Basket Level is Unchanged:

If the Final Basket Level is equal to the Initial Basket Level, then the basket return and the return on your ProNotes will equal zero and on the maturity date you will receive the principal amount of your ProNotes.

Basket Level Depreciates:

If the Final Basket Level is less than the Initial Basket Level, then the basket return and the return on your ProNotes will equal zero and on the maturity date you will receive the principal amount of your ProNotes.

*The indicative terms provided in this document are incomplete and subject to change. The final terms will be determined on the Trade Date and disclosed in the final pricing supplement.

Hypothetical Redemption Amounts

The following table illustrates the hypothetical total return on the notes that would be received at maturity for a range of Basket Returns as shown in the table on the left.  The table assumes an upside participation level of 109%. Hypothetical Redemptions are for illustration purposes only.

Hypothetical Redemption Amounts	Hypothetical Payoff Diagram

	Percentage
	Difference Between
Principal	Final Level and the Initial Level of	Redemption Amount at
Amount	Underlying	Maturity
$1,000	-100%	$1,000
$1,000	-80%	$1,000
$1,000	-60%	$1,000
$1,000	-40%	$1,000
$1,000	-20%	$1,000
$1,000	0%	$1,000
$1,000	20%	$1,218
$1,000	40%	$1,436
$1,000	60%	$1,654
$1,000	80%	$1,872
$1,000	100%	$2,090

Historical Performance

The following graph sets forth the historical performance of the Basket based on the weekly Basket closing level from March 18, 2001,  through September 18, 2006. The Basket closing level on September 18, 2006 was 1.0. We obtained the Basket closing levels below from Bloomberg Financial Markets and could not go back further due to the inception date of the FTSE Xinhua index (March 2001). We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.   The historical levels of the Basket should not be taken as an indication of future performance.

Supplemental Information Regarding U.S. Federal Income Tax Considerations

The Issuer and by its acceptance of the ProNotes®, each security holder agrees to treat the ProNotes® as indebtedness for U.S. federal income tax purposes that is subject to the regulations governing contingent payment debt instruments.  Holders of the securities should consult their own tax advisors regarding the tax treatment of the Securities.

Pursuant to the Contingent Debt Regulations, you will be required to include original issue discount (“OID”) in income each year, regardless of your usual method of tax accounting, based on the comparable yield of the securities.  We have determined that the comparable yield of the securities is an annual rate of 5.167%, compounded semi-annually.

Solely for tax purposes and not as a representation of any kind regarding the actual yield of the Securities or actual amounts that will be paid thereon, we have included a projected payment schedule, based on the comparable yield, that estimates the amount and timing of contingent interest payments and OID accruals.  Please see the U.S. federal income tax discussion in the Pricing Supplement, subject to completion, dated September 20, 2006, for additional information.

Principal Amount: $20,000

		Interest	Adjusted	Daily
Date	Payments	Accrual	Issue Price	Accrual
31-Dec-06	0	181.65	20,181.65	2.88
30-Jun-07	0	528.15	20,709.80	2.93
31-Dec-07	0	541.97	21,251.77	3.01
30-Jun-08	0	556.15	21,807.92	3.09
31-Dec-08	0	570.71	22,378.63	3.17
30-Jun-09	0	585.64	22,964.27	3.25
31-Dec-09	0	600.97	23,565.24	3.34
30-Apr-10	0	409.36	23,974.60	3.34

Projected Amount Payable at Retirement				23,974.60

Principal Amount: $1,000

		Interest	Adjusted	Daily
Date	Payments	Accrual	Issue Price	Accrual
31-Dec-06	0	9.08	1,009.08	0.1442
30-Jun-07	0	26.41	1,035.49	0.1467
31-Dec-07	0	27.1	1,062.59	0.1505
30-Jun-08	0	27.81	1,090.40	0.1545
31-Dec-08	0	28.54	1,118.93	0.1585
30-Jun-09	0	29.28	1,148.21	0.1627
31-Dec-09	0	30.05	1,178.26	0.1669
30-Apr-10	0	20.47	1,198.73	0.1706

Projected Amount Payable at Retirement				1,198.73

Index Disclaimers

➢  FTSE/Xinhua China 25 Index. The securities are not in any way sponsored, endorsed, sold or promoted by FTSE/Xinhua Index Limited (“FXI”), FTSE International Limited (“FTSE”) or Xinhua Financial Network Limited (“Xinhua”) or by the London Stock Exchange PLC (the “Exchange”) or by The Financial Times Limited (“FT”) and neither FXI, FTSE, Xinhua nor the Exchange nor FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE/Xinhua China 25 Index (“the Index”) and/or the figure at which the said Index stands at any particular time on any particular day or otherwise. The Index is compiled and calculated by or on behalf of FXI. However, neither FXI or FTSE or Xinhua or the Exchange or FT shall be liable (whether in negligence or otherwise) to any person for any error in the Index and neither FXI, FTS, Xinhua or Exchange or FT shall be under any obligation to advise any person of any error therein.

FTSE™ is a trademark of London Stock Exchange Limited and The Financial Times Limited and is used by FTSE International Limited under license

➢  Bovespa Brazil Index. IBOVESPA is a trademark owned by the São Paulo Stock Exchange (BOVESPA) and has been licensed for use by Credit Suisse for this issuance. The product is not issued, sponsored, endorsed, sold or promoted by BOVESPA, and BOVESPA does not make any warranties or bear any liability with respect to the securities. BOVESPA reserves the right to change any of IBOVESPA’s characteristics if judged necessary in its sole discretion.

➢  S&P CNX Nifty Index. Standard & Poor’s (“S&P”) is a division of The McGraw-Hill Companies, Inc., a New York corporation. Among other things, S&P is engaged in the business of developing, constructing, compiling, computing and maintaining various equity indices that are recognized worldwide as benchmarks for U.S. stock market performance. Standard & Poor’s®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by India Index Services & Products Limited (“IISL”) in connection with the S&P CNX Nifty Index. IISL may further license the S&P trademarks to third parties, and has sublicensed such marks to Credit Suisse (USA), Inc. in connection with the S&P CNX Nifty Index and the Product. The S&P CNX Nifty Index is not compiled, calculated or distributed by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in products that utilize such Index as a component thereof, including the Product.

The Product is not sponsored, endorsed, sold or promoted by India Index Services & Products Limited (IISL) or Standard & Poor’s, a division of The McGraw-Hill Companies Inc. (S&P). Neither IISL nor S&P makes any representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly or the ability of the S&P CNX Nifty Index to track general stock market performance in India. The relationship of S&P and IISL to Credit Suisse (USA), Inc. is in respect of the licensing of certain trademarks and trade names of their Index, which is determined, composed and calculated by IISL without regard to the Credit Suisse (USA), Inc. or the Product(s). Neither IISL nor S&P has any obligation to take the needs of Credit Suisse (USA), Inc. or the owners of the Product into consideration in determining, composing or calculating the S&P CNX Nifty Index. Neither IISL nor S&P is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. Neither S&P nor IISL has any obligation or liability in connection with the administration, marketing or trading of the Product.

S&P and IISL do not guarantee the accuracy and/or the completeness of the S&P CNX Nifty Index or any data included therein and they shall have no liability for any errors, omissions, or interruptions therein. Neither IISL nor S&P makes any warranty, express or implied, as to the results to be obtained by the Credit Suisse (USA), Inc., or owners of the Product, or any other persons or entities from the use of the S&P CNX Nifty Index or any data included therein. IISL and S&P make no express or implied warranties and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall IISL or S&P have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.